Exhibit (a)(2)

FOR IMMEDIATE RELEASE

OSI PHARMACEUTICALS’ BOARD OF DIRECTORS UNANIMOUSLY REJECTS
ASTELLAS’ UNSOLICITED TENDER OFFER

Board Concludes Offer Does Not Fully Reflect OSI’s Fundamental, Intrinsic Value

Board Recommends Stockholders Not Tender Shares at $52.00 per Share

Company, With Assistance of Financial Advisors, to Contact Third Parties

Melville, NY – March 15, 2010 – OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) today announced that its Board of Directors, after careful review and consideration with the assistance of OSI’s management and outside legal and financial advisors, has unanimously rejected the unsolicited, conditional tender offer from Astellas US Holding, Inc., a wholly-owned subsidiary of Astellas Pharma Inc., to acquire all outstanding shares of OSI common stock for $52.00 per share in cash. The OSI Board unanimously recommends that OSI stockholders reject the offer and not tender their shares into the offer.

Robert A. Ingram, Chairman of the Board of Directors of OSI, commented, “After carefully analyzing and considering Astellas’ offer, the Board has unanimously concluded that the offer does not fully reflect OSI’s fundamental, intrinsic value. We believe that OSI is a unique asset – the only profitable, mid-cap biotech company with a growing, high quality and fully integrated oncology franchise and a strong diabetes and obesity franchise which also has a proven track-record of success. The OSI Board takes its fiduciary duties seriously and will continue to do what’s right for OSI stockholders. In that regard, the Board of Directors has instructed OSI management, with the assistance of the Company’s financial advisors, to contact appropriate third parties in order to explore the availability of a transaction that reflects the full intrinsic value of the Company.”

OSI Chief Executive Colin Goddard, PhD, added, “OSI is well positioned and we continue to successfully execute on our strategic plan. In addition to our blockbuster oncology drug, Tarceva, and our highly differentiated pipeline in two of the highest growth and most attractive therapeutic areas, we have substantial financial assets, including significant DPIV patent royalties, substantial cash balances and net operating loss carryforwards. Our business remains strong, as exemplified by our 13% revenue growth in 2009, which we accomplished while solidifying our patent position and advancing our pipeline. We expect 2010 to be another year of strategic and financial growth.”

Centerview Partners LLC is acting as lead financial advisor to OSI. Lazard also recently was retained as a financial advisor to OSI. Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates is acting as legal advisor.

The basis for the Board’s recommendation is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by OSI today with the Securities and Exchange Commission, accompanied by a letter to stockholders. The full text of the letter appears below.

March 15, 2010

Dear Fellow Stockholders:

On March 2, 2010, Astellas Pharma Inc. (“Astellas”) launched an unsolicited, conditional tender offer (the “Offer”) to acquire your shares of common stock of OSI Pharmaceuticals, Inc. (“OSI” or the “Company”) for $52.00 per share in cash.

Your Board of Directors has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the OSI Board has unanimously determined that the Offer is inadequate, substantially undervalues the Company and is not in the best interests of OSI stockholders.

Your Board of Directors unanimously recommends that you REJECT THE OFFER and NOT TENDER your shares to Astellas.

The Board’s conclusion is based on numerous factors that are detailed in the enclosed Schedule 14D-9, including:

•	The Offer Substantially Undervalues OSI Relative to its Fundamental, Intrinsic Value.

°	OSI’s flagship oncology drug, Tarceva® (erlotinib), with approximately $1.2 billion of worldwide revenue in 2009, is one of the few blockbuster oncology drugs. As of March 12, 2010, Tarceva was approved for sale in 109 countries for the treatment of advanced non-small cell lung cancer, or NSCLC. The exclusivity period for Tarceva (which is expected to range from 2019 to 2020 in the major U.S., European and Japanese markets) provides the Company with strategically valuable long-term cash flows.

°	OSI’s financial assets, which include significant DPIV patent royalties, substantial cash, investments and marketable securities, and net operating loss carryforwards of over $700 million as of December 31, 2009, are estimated to be worth approximately $1.3 billion, which implies that Astellas’ Offer values OSI’s strategic assets at only $2.3 billion.

°	OSI’s revenues were approximately $428 million for the fiscal year ended December 31, 2009, an increase of nearly 13% from the prior year, and non-GAAP net income from continuing operations increased to $181 million (or $2.89 per share) in 2009, an increase of approximately 15% over the prior year. OSI also generates strong cash flow from operations, with $160 million of cash flow from operations generated in fiscal year 2009 resulting in approximately $540 million in cash, investments and marketable securities at fiscal year end.

•	The Offer Does Not Appropriately Value OSI’s Highly Differentiated Oncology and Diabetes and Obesity New Product and Line Extension Pipeline. OSI’s clinical pipeline targets two of the highest growth and most attractive therapeutic areas where major unmet clinical need remains: (i) oncology and (ii) diabetes and obesity. OSI – together with its partner Roche – is committed to advancing a comprehensive development plan for Tarceva, which is expected to yield data and label expansion opportunities that will provide the basis for continued growth of the Company’s Tarceva related revenues throughout the patent exclusivity period. In addition, OSI focuses its development resources on advancing high quality and differentiated development assets, including OSI’s IGF-1R/IR inhibitor, OSI-906, and its GPR119 agonist, PSN821, both of which have the potential to be blockbusters, “first-in-class” and/or “best-in-class” and are highly competitive in these much sought after target areas. OSI also has additional agents in clinical development, including OSI-027 and PSN010, which together represent valuable and differentiated pipeline assets and substantial commercial opportunities.

•	The Offer Does Not Recognize the Scarcity Value of OSI’s Growing, High Quality, and Profitable Oncology Franchise. OSI’s profitable, growing and integrated oncology business (anchored around its blockbuster drug, Tarceva) represents a unique asset in the mid-cap biotechnology arena. The Board believes that OSI’s oncology organization offers potential acquirers and strategic partners a full array of high quality and differentiated capabilities and know-how from discovery and cancer cell biology research through commercialization in the U.S. oncology market.

•	The Offer Does Not Recognize the Value of OSI’s Second Profitable and High Quality Disease Area Franchise in Diabetes and Obesity, Which Has a Proven Track-Record of Success. OSI’s diabetes and obesity franchise, based in our wholly owned, state-of-the-art R&D facility in the UK, is a profitable business anchored around OSI’s DPIV patent estate revenue stream. Twelve companies have acquired licenses to this estate which generated 2009 revenues of $67 million in milestones and royalties and provides a rapidly growing revenue source that is expected to increase by more than 30% in 2010.

•	Despite the Growth of the Company, Astellas’ Offer is Lower Than the Price Range in its Previous Inadequate Nonbinding Indication of Interest. Since February 2009, when Astellas first submitted a conditional nonbinding indication of interest to acquire the Company, OSI has had strong financial performance, revenue and net income growth, an increased net cash position, secured the re-issue of a key Tarceva patent and made advances in its pipeline. Despite this growth and positive performance, in its Offer Astellas proposes to pay OSI stockholders even less for their shares than the price range reflected in Astellas’ prior nonbinding indication of interest, which the OSI Board determined was inadequate and not in the best interests of OSI and its stockholders.

•	The Offer Represents a Low Revenue Multiple Compared to Recent, Precedent Oncology Transactions. Revenue multiples paid in recent oncology transactions were substantially higher than the revenue multiple implied by Astellas’ $52.00 per share Offer. For example, the forward year revenue multiple paid by Takeda Pharmaceutical for Millennium Pharmaceuticals was 13.5x, and the forward year revenue multiple paid by Eli Lilly for ImClone Systems was 7.8x. Based on Wall Street research estimates, the 2010 revenue multiple implied by Astellas’ Offer for all of OSI is only 6.3x, and is even lower - below 5.8x — for the strategic assets of OSI, (based on a value of approximately $1.3 billion for OSI’s financial assets).

•	The Offer Values OSI at a Price Below Current Trading Levels. OSI’s stock price has remained above Astellas’ Offer price of $52.00 per share since the public announcement of the Offer on March 1, 2010. The closing price per share on the NASDAQ Global Select Market on March 12, 2010, the last trading day prior to the date of the enclosed Schedule 14D-9, was $57.68 and the 10-day trailing average closing price per share on the NASDAQ Global Select Market since the March 1st announcement of Astellas’ intention to commence the Offer was $56.92 per share.

•	Astellas’ Offer is Highly Conditional and Creates Substantial Uncertainty as to Whether Astellas Would be Required to Consummate the Offer. The Board considered the fact that the Offer is subject to numerous and subjective conditions. Many of these conditions are completely within the control, judgment, interpretation or discretion of Astellas.

•	The Offer Is Financially Inadequate. The OSI Board has received separate oral opinions, confirmed by delivery of written opinions, dated March 12, 2010, from the Company’s financial advisors, Centerview Partners LLC (“Centerview Partners”) and Lazard Frères & Co. LLC (“Lazard”), as to the inadequacy, from a financial point of view and as of the date of such opinions, of the $52.00 per share Offer price to holders of OSI common stock (other than Astellas and its affiliates). The opinions were provided to the Board (solely in its capacity as such) for its information in its evaluation of the Offer from a financial perspective and were based on and subject to certain assumptions, qualifications, limitations and other considerations. The opinions do not address any other aspect of the Offer or any related transactions and are not intended to constitute, and do not constitute, recommendations as to whether any stockholder should tender shares in the Offer or as to any other matters.

OSI’s Board of Directors has Instructed OSI’s Management, With the Assistance of OSI’s Financial Advisors, to Contact Other Parties. In its efforts to maximize value for OSI stockholders, the Board instructed OSI management, with the assistance of the Company’s financial advisors, Centerview Partners and Lazard, to contact appropriate third parties in order to explore the availability of a transaction that reflects the full intrinsic value of the Company. Third parties expressing legitimate interest in a transaction with OSI will be afforded an opportunity to engage in a due diligence review of certain OSI confidential information, subject to their entering into an appropriate nondisclosure agreement with the Company. No assurance can be given as to whether any of these contacts will result in any transaction.

Prior to Astellas launching its unsolicited Offer, OSI offered to provide Astellas with certain non-public information that the Company believed was fundamental to understanding the value of OSI, subject to it entering into a nondisclosure agreement, a proposed draft of which OSI provided to Astellas. Astellas NEVER responded to the Company’s proposal, NEVER asked to review any of the

Company’s confidential information and NEVER made any attempt to negotiate the terms of the draft nondisclosure agreement. OSI remains willing to share confidential information with Astellas, as with other interested parties, subject to their entering into an appropriate nondisclosure agreement with the Company.

Accordingly, and for the reasons described both above and in the enclosed Schedule 14D-9, the Board of Directors of the Company unanimously recommends that you REJECT the Offer and NOT TENDER your shares pursuant to the Offer.

We urge you to read the enclosed Schedule 14D-9 so you will be fully informed before you make your decision. If you have questions or need assistance, please call our information agent, MacKenzie Partners, Inc. by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.

Sincerely,

/s/ Robert A. Ingram	/s/ Colin Goddard, Ph.D.

Robert A. Ingram	Colin Goddard, Ph.D.
Chairman of the Board	Chief Executive Officer
OSI Pharmaceuticals	OSI Pharmaceuticals

This letter contains both GAAP and non-GAAP financial measures. A reconciliation of the non-GAAP financial measures to their GAAP equivalents can be found in OSI’s earnings release for the year ended December 31, 2009, which is available via the investor relations section of OSI’s website (www.osip.com).

About OSI Pharmaceuticals

OSI Pharmaceuticals is a biotechnology company committed to building a scientifically strong and financially successful top tier biopharmaceutical organization that discovers, develops and commercializes innovative molecular targeted therapies, or MTTs, addressing major unmet medical needs in oncology, diabetes and obesity. OSI’s largest area of focus is oncology where its business is anchored by Tarceva, a small molecule inhibitor of the epidermal growth factor receptor, or EGFR, which achieved global sales of over $1.2 billion in 2009.

As of March 12, 2010, Tarceva was approved for sale in 109 countries for the treatment of advanced non-small cell lung cancer, or NSCLC, in patients who have failed at least one prior chemotherapy regimen and 80 countries for the treatment of patients with advanced pancreatic cancer in combination with the chemotherapy agent, gemcitabine.

Additional Information

In connection with the unsolicited tender offer commenced by Astellas, OSI is filing a Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF OSI ARE URGED TO READ THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain a free copy of the Schedule 14D-9 (when available) and other documents filed by OSI with the SEC through the web site maintained by the SEC at http://www.sec.gov. Stockholders may also obtain, without charge, a copy of the Schedule 14D-9 from MacKenzie Partners, Inc., OSI’s information agent, by calling 800-322-2885 toll free or by calling 212-929-5500 or by emailing osipharma@mackenziepartners.com.

Forward Looking Statements

This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Various factors may cause differences between current expectations and actual results, including risks and uncertainties associated with Astellas’ offer. Other Factors that might cause such a difference include, among others, OSI’s and its collaborators’ abilities to effectively market and sell Tarceva and to expand the approved indications for Tarceva, OSI’s ability to protect its intellectual property rights, safety concerns regarding Tarceva, competition to Tarceva and OSI’s drug candidates from other biotechnology and pharmaceutical companies, the completion of clinical trials, the effects of FDA and other governmental regulation, including pricing controls, OSI’s ability to successfully develop and commercialize drug candidates, and other factors described in OSI’s filings with the SEC. This news release also contains both GAAP and non-GAAP financial measures. A reconciliation of the non-GAAP financial measures to their GAAP equivalents can be found in OSI’s earnings release for the year ended December 31, 2009, which is available via the investor relations section of OSI’s website (www.osip.com).

Contacts:

Investors

Kathy Galante (investors/media)
OSI, Senior Director
631-962-2043

Mark Harnett / Amy Bilbija
MacKenzie Partners, Inc.
212-929-5500

Media

Joele Frank / Andy Brimmer / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449